UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          DUQUESNE LIGHT HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    266233105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Leanne Brown
                        DUET Investment Holdings Limited
                            Level 11, 1 Martin Place
                           Sydney, NSW 2000 Australia
                       Telephone: (011) (61) (2) 8232 8794
--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                  July 5, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

--------------------------------------------------------------------------------
 1. Names of Reporting Persons:

    DUET Investment Holdings Limited

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

             OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

             Victoria, Australia
--------------------------------------------------------------------------------
               7. Sole Voting Power:

  Number of               0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8. Shared Voting Power:
  Owned by
    Each                  6,818,827  shares
  Reporting    -----------------------------------------------------------------
   Person      9. Sole Dispositive Power:
    With
                          0 shares
               -----------------------------------------------------------------
               10.Shared Dispositive Power:

                          6,818,827  shares
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

             6,818,827 shares, Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

             7.7% of Common Stock(1)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

             OO(2)
--------------------------------------------------------------------------------
-------------------
(1)  Based on the representation of Duquesne Light Holdings ("Duquesne") in
     Section 3.3(a) of the Stock Purchase Agreement (as defined in Item 4 below) that 79,614,546 shares of the Common Stock (as defined in Item 1 below) were outstanding as of July 3, 2006, and adding to that number (i) the 6,818,827 shares of Common Stock to be issued in connection with the DIHL Purchase (as defined in Item 4 below) and (ii) the 2,017,405 shares to be issued in connection with the IFM Purchase (as defined in Item 4 below) (collectively, the "Declared Shares Outstanding").

(2)  DUET Investment Holdings Limited is a limited liability company.

--------------------------------------------------------------------------------
 1. Names of Reporting Persons:

    Diversified Utility and Energy Trust No. 1 (DUET1)

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

             OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

             Victoria, Australia
--------------------------------------------------------------------------------
               7. Sole Voting Power:

  Number of               0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8. Shared Voting Power:
  Owned by
    Each                  6,818,827  shares
  Reporting    -----------------------------------------------------------------
   Person      9. Sole Dispositive Power:
    With
                          0 shares
               -----------------------------------------------------------------
               10.Shared Dispositive Power:

                          6,818,827  shares
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

             6,818,827 shares, Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

             7.7% of Common Stock(3)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

             HC-OO(4)
--------------------------------------------------------------------------------
-------------------
(3)  Based on the Declared Shares Outstanding.

(4)  DUET1 is an investment fund organized as a trust, as described below in
     Item 2.

--------------------------------------------------------------------------------
 1. Names of Reporting Persons:

    Diversified Utility and Energy Trust No. 2 (DUET2)

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

             OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

             Victoria, Australia
--------------------------------------------------------------------------------
               7. Sole Voting Power:

  Number of               0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8. Shared Voting Power:
  Owned by
    Each                  6,818,827  shares
  Reporting    -----------------------------------------------------------------
   Person      9. Sole Dispositive Power:
    With
                          0 shares
               -----------------------------------------------------------------
               10.Shared Dispositive Power:

                          6,818,827  shares
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

             6,818,827 shares, Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

             7.7% of Common Stock(5)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

             HC-OO(6)
--------------------------------------------------------------------------------
-------------------
(5)  Based on the Declared Shares Outstanding.

(6)  DUET2 is an investment fund organized as a trust, as described below in
     Item 2.

--------------------------------------------------------------------------------
 1. Names of Reporting Persons:

    AMPCI Macquarie Infrastructure Management No 1 Limited (RE1)

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

             OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

             New South Wales, Australia
--------------------------------------------------------------------------------
               7. Sole Voting Power:

  Number of               0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8. Shared Voting Power:
  Owned by
    Each                  6,818,827  shares
  Reporting    -----------------------------------------------------------------
   Person      9. Sole Dispositive Power:
    With
                          0 shares
               -----------------------------------------------------------------
               10.Shared Dispositive Power:

                          6,818,827  shares
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

             6,818,827 shares, Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

             7.7% of Common Stock(7)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

             HC-OO(8)
--------------------------------------------------------------------------------
-------------------
(7)  Based on the Declared Shares Outstanding.

(8)  RE1 is a limited liability company.

--------------------------------------------------------------------------------
 1. Names of Reporting Persons:

    AMPCI Macquarie Infrastructure Management No 2 Limited (RE2)

--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------
 3. SEC USE Only

--------------------------------------------------------------------------------
 4. Source of Funds:

             OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization:

             New South Wales, Australia
--------------------------------------------------------------------------------
               7. Sole Voting Power:

  Number of               0 shares
   Shares      -----------------------------------------------------------------
Beneficially   8. Shared Voting Power:
  Owned by
    Each                  6,818,827  shares
  Reporting    -----------------------------------------------------------------
   Person      9. Sole Dispositive Power:
    With
                          0 shares
               -----------------------------------------------------------------
               10.Shared Dispositive Power:

                          6,818,827  shares
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

             6,818,827 shares, Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

             7.7% of Common Stock(9)
--------------------------------------------------------------------------------
14. Type of Reporting Person:

             HC-OO(10)
--------------------------------------------------------------------------------
-------------------
(9)  Based on the Declared Shares Outstanding.

(10) RE2 is a limited liability company.

     ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"). The principal executive offices of Duquesne are located at 411 Seventh Avenue, Pittsburgh, PA 15219.

     ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by DUET Investment Holdings Limited ("DIHL"), Diversified Utility and Energy Trust No. 1 ("DUET1"), Diversified Utility and Energy Trust No. 2 ("DUET2" and together with DUET1, "DUET"), AMPCI Macquarie Infrastructure Management No 1 Limited ("RE1") and AMPCI Macquarie Infrastructure Management No 2 Limited ("RE2") (DIHL, DUET1, DUET2, RE1 and RE2, collectively, the "Reporting Persons").(11)

         DIHL is a limited liability company incorporated in Victoria, Australia, and its principal business is the acquisition and holding of direct and indirect investments in Duquesne pursuant to the transactions described in
Item 4 below. The address of the principal office of DIHL is Level 11, 1 Martin Place, Sydney, NSW 2000 Australia.

         DUET consists of two Australian registered managed investment schemes, DUET1 and DUET2, the units of which are stapled and can only be traded together on the Australian Stock Exchange. Each of DUET1 and DUET2 are organized as trusts in Victoria, Australia. The principal business of DUET is the acquisition and holding of a portfolio of energy utility assets diversified by geographic region, regulatory regime, energy source and operator, and providing a level of influence over the key strategic, operational and commercial decisions affecting its investments. The address of the principal office of DUET is Level 17, 50 Bridge Street, Sydney, NSW 2000 Australia. As of the date of this Schedule 13D, DIHL is owned by the DUET1 and DUET2 stapled trusts, but DUET expects that DIHL will become a sister stapled trust to the two existing DUET trusts. Once this occurs, DIHL will be owned by the DUET interest holders and interests in DIHL will be stapled to, and trade with, the existing DUET trusts.

         RE1 is the "responsible entity" of DUET1 and RE2 is the "responsible entity" of DUET2. The role of a "responsible entity" is similar to that of a trustee for a trust. RE1 and RE2 are limited liability companies organized in New South Wales, Australia. The principal business of RE1 is to act as the management company for DUET1; the principal business of RE2 is to act as the management company for DUET2. The address of the principal office for both RE1 and RE2 is 1 Martin Place, Sydney NSW 2000, Australia. Each of RE1 and RE2 is jointly owned, 50% by AMP Capital Holdings Limited and 50% by Macquarie Bank Limited.

         The name, residence or business address, present principal occupation or employment and citizenship of each director of DIHL are set forth in Schedule I-A attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of DIHL are set forth in Schedule I-B attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of DUET1 are set forth in Schedule II attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of DUET2 are set forth in
Schedule III attached hereto and are incorporated herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director of RE1 are set forth in Schedule IV-A attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of RE1 are set forth in Schedule IV-B attached hereto and are incorporated herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director of RE2 are set forth in Schedule V-A attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of RE2 are set forth in
Schedule V-B attached hereto and are incorporated herein by reference.

          During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II, III, IV-A, IV-B, V-A or V-B attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

-------------------
(11) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funding for DIHL's acquisition of shares of the Common Stock (the "Acquisition") is a private equity placement conducted by DUET in Australia.

         The description of the Acquisition set forth in Item 4 below, including information respecting the amount of funds to be used in making the purchases thereunder, is incorporated by reference in its entirety into this Item 3.

     ITEM 4.  PURPOSE OF TRANSACTIONS.

         THE ACQUISITION
         ---------------

         The Acquisition will be made pursuant to a Stock Purchase Agreement, dated as of July 5, 2006 (the "Stock Purchase Agreement"), by and among DIHL, Duquesne and Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM"), a copy of which is
Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference. The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.2 to this Schedule 13D. Under the terms of the Stock Purchase Agreement, DIHL will purchase 6,818,827 shares of the Common Stock (the "DIHL Purchase") at a purchase price of $16.00 per share (the "Acquisition Price"). The aggregate purchase price to be paid by DIHL is $109,101,232.00. IFM will purchase 2,017,405 shares of the Common Stock at a purchase price of $16.00 per share and an aggregate purchase price of $32,278,480.00 (the "IFM Purchase" and together with the DIHL Purchase, the "Duquesne Purchases").

         These purchases are subject to two main conditions (in addition to customary closing conditions). The first condition ("Condition I") is that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") is terminated or expires without the DIHL, IFM or Duquesne receiving a request for additional information from the Federal Trade Commission ("FTC") or the Department of Justice ("DOJ"). If this condition is not met, DIHL will instead purchase 3,543,750 shares of the Common Stock at a purchase price of $16.00 per share and 3,275.077 shares of Duquesne's Series B Preferred Stock (Participating Convertible) (the "Preferred Stock") at a purchase price of $16,000.00 per share (the "DIHL Alternative Purchase" and together with the IFM Purchase in the circumstances described in this paragraph, the "Duquesne Alternative Purchases"). Neither the Acquisition Price nor the IFM Purchase will be affected. Each share of the Preferred Stock is convertible into 1,000 shares of the Common Stock.

         The second condition ("Condition II") is that neither the Duquesne Purchases nor the Duquesne Alternative Purchases may result in DIHL and IFM together holding more than 9.99% of the outstanding shares of the Common Stock as of the closing of the Duquesne Purchases or the Duquesne Alternative Purchases, as applicable. For purposes of calculating the percentage of outstanding shares of the Common Stock to be held by DIHL as of the closing of the DIHL Alternative Purchase, the conversion of each share of Preferred Stock into 1,000 shares of Common Stock is assumed.

         If Condition I has been met but Condition II has not been met (and therefore both DIHL and IFM are purchasing only Common Stock), the number of shares of Common Stock to be purchased in the Duquesne Purchases will be reduced pro rata so that, after the Duquesne Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Purchases.

         If Condition I has not been met and Condition II has not been met (and therefore DIHL is purchasing both Common Stock and Preferred Stock), the number of shares of Preferred Stock to be purchased by DIHL and the number of shares of Common Stock to be purchased by IFM will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases (assuming the conversion of each purchased share of Preferred Stock into 1,000 shares of Common Stock). If, after reducing the number of shares of Preferred Stock to be purchased by DIHL to zero, Condition II still is not met, the number of shares of Common Stock to be purchased by DIHL in the DIHL Alternative Purchase and the remaining number of shares of Common Stock to be purchased by IFM in the IFM Purchase will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases.

         If Preferred Stock is purchased in the DIHL Alternative Purchase because Condition I is not met, the shares of Preferred Stock will have voting rights once the applicable waiting period under the HSR Act with respect to the Duquesne Alternative Purchases expires or is terminated (at a ratio of 1,000 votes per share of Preferred Stock to 1 vote per share of Common Stock as of the closing of the Duquesne Alternative Purchases and subject to adjustments upon certain future events), to be voted together with the Common Stock as a single class.

         The Stock Purchase Agreement requires that Duquesne make a filing with the Federal Energy Regulatory Commission ("FERC") to permit DIHL to exercise without restriction the voting rights of all of the securities it purchases (such permission, the "FERC Approval"). If the FERC Approval has not been received as of the closing of either the Duquesne Purchases or the Duquesne Alternative Purchases, DIHL must vote any shares of Common Stock and Preferred Stock (if the Preferred Stock has voting rights as described above) owned by it that represents more than 4.99% of the outstanding shares of Common Stock (assuming full conversion of any shares of Preferred Stock then entitled to vote) pro rata with all other holders of Common Stock until the FERC Approval is obtained. The shares of Preferred Stock will be automatically converted to shares of Common Stock upon the later of the expiration or termination of the applicable waiting period under the HSR Act and the receipt of the FERC Approval.

         The closing date for the Duquesne Purchases will be the later of (i) July 27, 2006 and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived. The closing date for the Duquesne Alternative Purchases (if applicable) will be the later of
(i) five business days after the applicable waiting period under the HSR Act would have expired if none of the parties to the Stock Purchase Agreement had received a request for additional information from the FTC or the DOJ and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived, provided that the closing date of the Duquesne Alternative Purchases will be no later than August 15, 2006.

         THE MERGER AND THE EQUITY CONTRIBUTION
         --------------------------------------

         DIHL, IFM and Duquesne entered into the Stock Purchase Agreement in connection with a separate agreement by Duquesne to be acquired by Castor Holdings LLC, a Delaware limited liability company ("Holdings") in which both DIHL and IFM are members, pursuant to an Agreement and Plan of Merger, dated as of July 5, 2006, by and among Duquesne, Holdings and Castor Merger Sub Inc. ("Merger Sub") (the "Merger Agreement"), a copy of which is Exhibit 99.3 to this
Schedule 13D and is incorporated herein by reference. The purchase of Common Stock and, potentially, Preferred Stock, in the Acquisition is not conditioned upon consummation of the acquisition of Duquesne pursuant to the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into Duquesne (the "Merger"), with Duquesne continuing as the surviving corporation. At the effective time of the Merger (i) each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Duquesne, Holdings or any wholly owned subsidiary of Holdings or Duquesne, but not excluding shares held by Duquesne Light Company) will be converted into the right to receive $20.00 in cash, without interest and (ii) each then outstanding share of Preferred Stock will be converted into the right to receive $20,000.00 in cash, without interest (the "Merger Consideration").

         Under the terms of the Merger Agreement, Duquesne may terminate the Merger Agreement should the Stock Purchase Agreement be terminated prior to the effective time of the Merger for reasons other than breach of the terms of the Stock Purchase Agreement by Duquesne or should the parties thereto otherwise fail to consummate the Acquisition upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement. Further, under the terms of the Stock Purchase Agreement, should any shares of Preferred Stock be outstanding and entitled or required to vote in connection with approval of the Merger Agreement, the Merger or related transactions, DIHL (and any transferee of DIHL's shares of Preferred Stock) must, to the extent it may lawfully do so, vote the shares of Preferred Stock in favor of the Merger Agreement, the Merger or related transactions.

         In connection with the transactions contemplated by the Merger Agreement, Holdings and all of its members, a list of whom is set forth on
Schedule VI hereto (the "Members"), entered into an Equity Contribution Agreement, dated as of July 3, 2006 (the "Equity Contribution Agreement"), a copy of which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference. Pursuant to the Equity Contribution Agreement, each of the Members agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to contribute an aggregate amount of $1,129,250,000 in order to fund Holdings' payment of the Merger Consideration in exchange for equity interests in Holdings (the "Equity Contributions"). Each Member's Equity Contribution is subject to downward adjustment for certain advances to be made by each Member to fund Holdings' expenses in connection with the Merger and to an escrow account for the satisfaction of claims of Duquesne against Holdings or Merger Sub under the Merger Agreement, the Stock Purchase Agreement or the Equity Contribution Agreement.

         Under the terms of the Equity Contribution Agreement, DIHL and IFM (each an "Investor") have granted Holdings the right to purchase the shares of Common Stock and Preferred Stock, as applicable, purchased by each of DIHL and IFM (the "Purchased

Shares") pursuant to the terms of the Acquisition and still owned by them as of immediately prior to closing of the Merger at a price equal to the Acquisition Price (the "Holdings Call Option"). Additionally, Holdings has granted each Investor the right to purchase equity interests in Holdings in exchange for the Purchased Shares or, if an Investor no longer owns Purchased Shares, for cash in an amount which allows an Investor to realize the difference between the Acquisition Price and the Merger Consideration per share that it would have realized had the Investor received the Merger Consideration in the Merger (the "Investor Call Option"). Each of the Holdings Call Option or the Investor Call Option may be exercised on or after the date nine days after Holdings has notified the Members that the conditions set forth in the Merger Agreement have been satisfied or waived and prior to the earlier of the effective time of the Merger or the termination of the Merger Agreement. The exercise of either or both of the Holdings Call Option or the Investor Call Option will serve to reduce the Equity Contribution to be made by the applicable Investor by an amount equal to the number of Purchased Shares transferred by such Investor to Holdings pursuant to the option exercised multiplied by the Merger Consideration.

         DIHL and the other Reporting Persons intend to evaluate periodically the advisability of continuing to hold or selling the Purchased Shares based upon the trading price of Common Stock, the liquidity requirements of DUET and the progress of the Merger. In connection with these evaluations, DIHL and the Reporting Persons may study or prepare plans or proposals to facilitate dispositions of Purchased Shares and may change their current intentions with respect to Purchased Shares. The Purchased Shares are subject to certain restrictions on transfer as set forth in the Stock Purchase Agreement; however the Reporting Persons reserve the right to transfer or cause DIHL to transfer, as applicable, the shares of Common Stock and/or Preferred Stock purchased by DIHL, subject to those restrictions.

         The Merger Agreement is expected to result in the acquisition by Holdings of all of the Common Stock pursuant to the Merger, accompanied by a delisting and deregistration of the Common Stock and change in all of Duquesne's directors and a change in Duquesne's capitalization as a result of the indebtedness intended to be incurred in connection with the Merger. In addition, the Merger Agreement grants Holdings certain consent rights with respect to matters outside Duquesne's usual course of business or as to certain specified matters and the Reporting Persons will be involved as investors in Holdings in deciding whether to grant any such consents and as to other business matters on which Duquesne and Holdings may confer.

         Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the closing of the Acquisition (the description of which in Item 4 above is incorporated by reference in its entirety into this Item 5), each of the Reporting Persons may be deemed to beneficially own the 6,818,827 shares of the Common Stock to be purchased by DIHL (the "DIHL Shares"), over all of which shares the Reporting Persons share dispositive power and voting power. Such DIHL Shares constitute 7.7097% of the outstanding shares of the Common Stock, based on the representation of Duquesne in the Stock Purchase Agreement that 79,614,546 shares of the Common Stock were outstanding as of July 3, 2006, and adding to that number (i) the 6,818,827 shares of Common Stock to be issued in connection with the DIHL Purchase and (ii) the 2,017,405 shares to be issued in connection with the IFM Purchase (collectively, the "Declared Shares Outstanding").

         As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with IFM and Holdings. Accordingly, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by such other persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such other persons, other than the 2,017,405 shares of Common Stock which IFM will acquire in the Acquisition (the "IFM Shares"). The IFM Shares constitute 2.2808% of the outstanding shares of Common Stock, based on the Declared Shares Outstanding. The Reporting Persons hereby disclaim beneficial ownership of the IFM Shares and any shares of Common Stock that may be or are beneficially owned by IFM or Holdings.

         (b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

         (c) Other than in connection with the Acquisition, neither DIHL nor DUET have effected transactions in the Common Stock in the past sixty days.

         (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock.

         (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Equity Contribution Agreement, the Merger Agreement and the Stock Purchase Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6.

         Except as described herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II, III, IV-A, IV-B, V-A or V-B attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Duquesne.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                                  DESCRIPTION
-------       ------------------------------------------------------------------
 99.1         Joint Filing Agreement, dated as of July 17, 2006, by and among
              DUET Investment Holdings Limited, Diversified Utility and Energy
              Trust No. 1 (DUET1), Diversified Utility and Energy Trust No. 2
              (DUET2), AMPCI Macquarie Infrastructure Management No 1 Limited
              (RE1) and AMPCI Macquarie Infrastructure Management No 2 Limited
              (RE2).

 99.2 Stock Purchase Agreement, dated as of July 5, 2006, by and among Duquesne Light Holdings, Inc., DUET Investment Holdings Limited and Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust., incorporated by reference to Exhibit 10.1 to the Form 8-K of Duquesne Light Holdings, Inc. filed with the SEC on July 6, 2006, File No. 001-10290).

 99.3 Agreement and Plan of Merger, dated as of July 5, 2006, by and among Duquesne Light Holdings, Inc., Castor Holdings LLC and Castor Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of Duquesne Light Holdings, Inc. filed with the SEC on July 6, 2006, File No. 001-10290).

 99.4 Equity Contribution Agreement, dated as of July 3, 2006, by and among DUET Investment Holdings Limited, Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust, CLH Holdings, GP, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie Global Infrastructure Fund IIA, Macquarie Specialised Asset Management 2 Limited, as responsible entity for Macquarie Global Infrastructure Fund IIB, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie-FSS Infrastructure Trust, Motor Trades Association of Australia Superannuation Fund Pty Limited, and SAS Trustee Corporation, as trustee for the STC Funds, as that expression is defined by the Superannuation Administration Act of 1996 (NSW), on the one hand, and Castor Holdings LLC, on the other hand.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated: July 17, 2006


DUET Investment Holdings Limited

By:     /s/ Bruce K. Berry
        ------------------------------------------------------
Name:   Bruce K. Berry
Title:  Chief Financial Officer

Diversified Utility and Energy Trust No. 1

By:     /s/ Bruce K. Berry
        ------------------------------------------------------
Name:   Bruce K. Berry
Title:  Chief Financial Officer

Diversified Utility and Energy Trust No. 2

By:     /s/ Bruce K. Berry
        ------------------------------------------------------
Name:   Bruce K. Berry
Title:  Chief Financial Officer

AMPCI Macquarie Infrastructure Management No 1 Limited (RE1)

By:      /s/ Bruce K. Berry
         -----------------------------------------------------
Name:    Bruce K. Berry
Title:   Chief Financial Officer

AMPCI Macquarie Infrastructure Management No 2 Limited (RE2)

By:     /s/ Bruce K. Berry
        ------------------------------------------------------
Name:   Bruce K. Berry
Title:  Chief Financial Officer

                                  SCHEDULE I-A
                                  ------------

         The name of each director of DUET Investment Holdings Limited ("DIHL") is set forth below.

         Each person is a citizen of Australia except for Emma Rachel Stein, who is a citizen of the United Kingdom. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
              NAME                 RESIDENCE OR BUSINESS                      PRESENT PRINCIPAL EMPLOYMENT
                                         ADDRESS
-----------------------------------------------------------------------------------------------------------------------------------
John Stuart Roberts            Macquarie Bank Limited,           Head of Investment Banking Funds, Macquarie Bank Limited
                               1 Martin Place,
                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Phillip Stuart Garling         AMP Capital Investors Limited,    Global Head of Infrastructure, AMP Capital Investors
                               Level 12, 50 Bridge Street,
                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Michael John Lee               Sydney Town Hall                  Councilor for the City of Sydney, Australia
                               483 George St.,
                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Douglas James Halley           1 Nott Lane,                      Director of DIHL, RE1 and:
                               Longueville, NSW 2066,            Mikoh Corporation, a design company, Unit 10, 62A Albert
                               Australia                         Street, Preston, VIC 3072, Australia;
                                                                 The Cape Grim Water Company, a bottled water manufacturer and distributor, 41 McIntosh Street, Gordon 2072, NSW, Australia;
                                                                 Find Engine Limited, an internet venture, Unit C4, 50 Northways,
                                                                 Churchill, NSW 3842, Australia; and
                                                                 Siss 21 Pty Ltd., an internet venture, C/O Manning & Perry, 675
                                                                 Victoria St., Abbotsford, NSW 3067, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Emma Rachel Stein              520 Bents Basin Road,             Director of DIHL, RE1 and:
                               Wallacia, NSW 2745, Australia     Integral Energy, a state-owned energy corporation, Locked Bag
                                                                 W103, Sydney, NSW 1292, Australia;
                                                                 Arc Energy Limited, an oil and gas company, Level 4,
                                                                 679 Murray Street, West Perth, WA 6005, Australia; and
                                                                 The Growth Centres Commission, a government commission located in
                                                                 New South Wales, Australia.
                                                                 Member of Board of Trustees Strategy and Resources Committee,
                                                                 University of Western Sydney, Locked Bag 1797, Penrith South DC,
                                                                 NSW 1797, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE I-B

         The name and position of each executive officer of DUET Investment Holdings Limited ("DIHL") is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
          NAME                    POSITION                BUSINESS ADDRESS                    PRESENT PRINCIPAL EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Peter John Barry          Chief Executive Officer    Macquarie Bank Limited           Chief Executive Officer of DUET1 and DUET2
                                                     1 Martin Place
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Kendle Berry        Chief Financial Officer    AMP Capital Investors Limited    Chief Financial Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
David Bartholomew         Chief Operating Officer    AMP Capital Investors Limited    Chief Operating Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE II

         The name and position of each executive officer of Diversified Utility and Energy Trust No. 1 ("DUET1") is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
          NAME                    POSITION                BUSINESS ADDRESS                    PRESENT PRINCIPAL EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Peter John Barry          Chief Executive Officer    Macquarie Bank Limited           Chief Executive Officer of DUET1 and DUET2
                                                     1 Martin Place
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Kendle Berry        Chief Financial Officer    AMP Capital Investors Limited    Chief Financial Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
David Bartholomew         Chief Operating Officer    AMP Capital Investors Limited    Chief Operating Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

         The name and position of each executive officer of Diversified Utility and Energy Trust No. 2 ("DUET2") is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.



-----------------------------------------------------------------------------------------------------------------------------------
          NAME                    POSITION                BUSINESS ADDRESS                    PRESENT PRINCIPAL EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Peter John Barry           Chief Executive Officer    Macquarie Bank Limited          Chief Executive Officer of DUET1 and DUET2
                                                      1 Martin Place
                                                      Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Kendle Berry         Chief Financial Officer    AMP Capital Investors Limited   Chief Financial Officer of DUET1 and DUET2
                                                      Level 12, 50 Bridge Street
                                                      Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
David Bartholomew          Chief Operating Officer    AMP Capital Investors Limited   Chief Operating Officer of DUET1 and DUET2
                                                      Level 12, 50 Bridge Street
                                                      Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE IV-A

         The name of each director of AMPCI Macquarie Infrastructure Management No 1 Limited ("RE1") is set forth below.

         Each person is a citizen of Australia, except for Emma Rachel Stein, who is a citizen of the United Kingdom. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
              NAME                 RESIDENCE OR BUSINESS                      PRESENT PRINCIPAL EMPLOYMENT
                                         ADDRESS
-----------------------------------------------------------------------------------------------------------------------------------
John Stuart Roberts         Macquarie Bank Limited,            Head of Investment Banking Funds, Macquarie Bank Limited
                            1 Martin Place,
                            Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Phillip Stuart Garling      AMP Capital Investors Limited,     Global Head of Infrastructure, AMP Capital Investors
                            Level 12, 50 Bridge Street,
                            Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Michael John Lee            Sydney Town Hall                   Councilor for the City of Sydney, Australia
                            483 George St.,
                            Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Douglas James Halley        1 Nott Lane,                       Director of DIHL, RE1 and:
                            Longueville, NSW 2066,             Mikoh Corporation, a design company, Unit 10, 62A Albert
                            Australia                          Street, Preston, VIC 3072, Australia;
                                                               The Cape Grim Water Company, a bottled water manufacturer and distributor, 41 McIntosh Street, Gordon 2072, NSW, Australia;
                                                               Find Engine Limited, an internet venture, Unit C4, 50 Northways,
                                                               Churchill, NSW 3842, Australia; and
                                                               Siss 21 Pty Ltd., an internet venture, C/O Manning & Perry, 675
                                                               Victoria St., Abbotsford, NSW 3067, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Emma Rachel Stein           520 Bents Basin Road,              Director of DIHL, RE1 and:
                            Wallacia, NSW 2745, Australia      Integral Energy, a state-owned energy corporation, Locked Bag W103,
                                                               Sydney, NSW 1292, Australia;
                                                               Arc Energy Limited, an oil and gas company, Level 4, 679
                                                               Murray Street, West Perth, WA 6005, Australia; and
                                                               The Growth Centres Commission, a government commission located in
                                                               New South Wales, Australia.
                                                               Member of Board of Trustees Strategy and Resources Committee,
                                                               University of Western Sydney, Locked Bag 1797, Penrith South DC,
                                                               NSW 1797, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE IV-B

         The name and position of each executive officer of AMPCI Macquarie Infrastructure Management No 1 Limited ("RE1") is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.



-----------------------------------------------------------------------------------------------------------------------------------
          NAME                    POSITION                BUSINESS ADDRESS                    PRESENT PRINCIPAL EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Peter John Barry        Chief Executive        Macquarie Bank Limited           Chief Executive Officer of DUET1 and DUET2
                        Officer                1 Martin Place
                                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Kendle Berry      Chief Financial        AMP Capital Investors Limited    Chief Financial Officer of DUET1 and DUET2
                        Officer                Level 12, 50 Bridge Street
                                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
David Bartholomew       Chief Operating        AMP Capital Investors Limited    Chief Operating Officer of DUET1 and DUET2
                        Officer                Level 12, 50 Bridge Street
                                               Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE V-A

         The name of each director of AMPCI Macquarie Infrastructure Management No 2 Limited ("RE2") is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
              NAME                 RESIDENCE OR BUSINESS                      PRESENT PRINCIPAL EMPLOYMENT
                                         ADDRESS
-----------------------------------------------------------------------------------------------------------------------------------
John Stuart Roberts       Macquarie Bank Limited,                Head of Investment Banking Funds, Macquarie Bank Limited
                          1 Martin Place,
                          Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Phillip Stuart Garling    AMP Capital Investors Limited,         Global Head of Infrastructure, AMP Capital Investors
                          Level 12, 50 Bridge Street,
                          Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Ron Finlay                Finlay Consulting, Level 13,           Chief Executive Officer of Finlay Consulting
                          O'Connell House, 15-19 Bent Street,
                          Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Eric Goodwin              20-4/8 Hilltop Crescent,               Director of:
                          Fairlight, NSW 2094, Australia         RE2;
                                                                 GPT Management Limited, a listed property trust, Level
                                                                 52, MLC Centre, 19 Martin Place, Sydney, NSW 2000, Australia; and
                                                                 Macquarie Global Property Fund Advisors, a property investment fund, 1 Martin Place, Sydney, NSW 1000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Duncan Sutherland         71 Kensington Road,                    Director of:
                          South Yarra, VIC 3141, Australia       RE2;
                                                                 Haileybury College, an educational institution located in Victoria,
                                                                 Australia; and
                                                                 Macquarie Specialised Asset Management Limited, a management company for an infrastructure trust, 1 Martin Place, Sydney,
                                                                 NSW 2000, Australia; and Macquarie Specialised Asset Management
                                                                 No 2 Limited, a management company for an infrastructure trust,
                                                                 1 Martin Place, Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE V-B

         The name and position of each executive officer of AMPCI Macquarie Infrastructure Management No 2 ("RE2") Limited is set forth below.

         Each person is a citizen of Australia. The present principal occupation or employment, related information, and the residence or business address of each of the listed persons is set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
          NAME                    POSITION                BUSINESS ADDRESS                    PRESENT PRINCIPAL EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------------------------
Peter John Barry          Chief Executive Officer    Macquarie Bank Limited           Chief Executive Officer of DUET1 and DUET2
                                                     1 Martin Place
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
Bruce Kendle Berry        Chief Financial Officer    AMP Capital Investors Limited    Chief Financial Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------
David Bartholomew         Chief Operating Officer    AMP Capital Investors Limited    Chief Operating Officer of DUET1 and DUET2
                                                     Level 12, 50 Bridge Street
                                                     Sydney, NSW 2000, Australia
-----------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE VI

         The name of each Member, as defined in Item 4 of this Schedule 13D, of Castor Holdings LLC is set forth below:

o DUET Investment Holdings Limited, a company incorporated in Victoria, Australia;

o Industry Funds Management (Nominees) Limited (ABN 56 003 969 891), a company incorporated under the laws of New South Wales, Australia and whose registered address is at Level 29, Casselden Place, 2 Lonsdale Street, Melbourne 3000, Victoria, Australia, in its capacity as trustee of the IFM (International Infrastructure) Wholesale Trust;

o    CLH Holdings, GP, a Delaware general partnership;

o Macquarie Specialised Asset Management Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie Global Infrastructure Fund IIA;

o Macquarie Specialised Asset Management 2 Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie Global Infrastructure Fund IIB;

o Macquarie Specialised Asset Management Limited, a company incorporated in New South Wales, Australia, in its capacity as responsible entity for Macquarie-FSS Infrastructure Trust;

o Motor Trades Association of Australia Superannuation Fund Pty Limited (ACN 008 650 628), a corporation incorporated in the Australian Capital Territory; and

o SAS Trustee Corporation, a body corporate constituted under the Superannuation Administration Act 1987 and continued under the Superannuation Administration Act 1991 and the Superannuation Administration Act 1996 (NSW), in its capacity as trustee for the STC funds, as that expression is defined by the Superannuation Administration Act 1996 (NSW).